06012712

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

April 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2006
WASH, D.C.
203

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Press Release of Lindsey Morden Group Inc. dated April 13, 2006 filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,
Lindsey Morden Group Inc.

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

By:__________________________
Peter Fritze
Corporate Secretary

Enc.
PF/eh

dlw 4/20

For immediate release

TORONTO, Canada
April 13, 2006

LINDSEY MORDEN GROUP ANNOUNCES NAME CHANGE TO CUNNINGHAM LINDSEY GROUP INC.

Lindsey Morden Group Inc. (TSX:LM.SV) today announced that it has changed its name from Lindsey Morden Group Inc. to Cunningham Lindsey Group Inc., effective immediately. The company expects that its subordinate voting shares will commence trading on the Toronto Stock Exchange under its new name and the symbol "LIN" on April 19, 2006, a change which also reflects the TSX's recent decision to discontinue the use of special voting labels in ticker symbols. The company has also changed its web site address from www.lindseymordengroupinc.com to www.cunninghamlindsey.com

"Our name change reflects a commitment to more closely align our corporate identity with the Cunningham Lindsey banner used by our operating subsidiaries" commented Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc.

The Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Cunningham Lindsey Group also provides claims appraisal training courses in the United States.

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For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext.3333. Website: www.cunninghamlindsey.com.